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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

September 9, 2003	File Number: 0-31384

BELL CANADA INTERNATIONAL INC.

(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 1200, Montréal, Québec H3B 4Y8, (514) 392-2384

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: September 9, 2003	[Signed: Graham E. Bagnall]

Name:Graham E. Bagnall
Title:Vice-President and Comptroller

NEWS RELEASE

FOR IMMEDIATE RELEASE

     BCI ANNOUNCES AGREEMENT WITH
CAISSE DE DÉPÔT ET PLACEMENT DU QUEBÉC

Montreal, Quebec, September 9, 2003: Bell Canada International Inc. (“BCI”) announced today that it has entered into an agreement with the Caisse de dépôt et placement du Québec (“CDP”) with respect to the procedure to be followed in connection with the action recently filed by CDP in the Ontario Superior Court of Justice (the “CDP Action”). As announced on September 2, 2003, the CDP Action seeks damages of up to $110 million, together with interest and costs, against BCI, BCE Inc. and certain current and former members of the Board of Directors of BCI in connection with the CDP’s former holdings of a portion of BCI’s 6.5% convertible unsecured subordinated debentures. In accordance with BCI’s Recapitalization Plan, BCI settled its obligations under both the 6.5% debentures and the BCI 6.75% convertible unsecured subordinated debentures through the issuance of BCI common shares.

BCI, BCE Inc. and the other defendants in the CDP Action have now agreed with CDP that the defendants will undertake limited examinations of CDP to determine whether the CDP Action raises factual or legal issues or defences different from those in the class action lawsuit filed on behalf of former holders of BCI’s 6.75% convertible unsecured subordinated debentures (the “6.75% Debenture Class Action”). If the defendants determine that no such different issues or defences exist, then the prosecution of the CDP Action will be stayed pending a final adjudication or settlement of the 6.75% Debenture Class Action, and the resolution of the 6.75% Debenture Class Action shall form the basis for the final resolution of the CDP Action.

If any damages award or settlement is made with respect to the 6.75% Debenture Class Action, the parties have agreed that the CDP Action will be resolved on a pro rata basis, or if any such award or settlement in the 6.75% Debenture Class Action is to be assessed on an individual debentureholder basis, then CDP will be entitled to participate in that assessment to the same extent as any other class member and to have its assessment of entitlement to recovery under the CDP Action conducted concurrently with its individual assessment in the 6.75% Debenture Class Action.

CDP has also agreed not to advance any claims as a holder of 6.75% debentures outside of the 6.75% Debenture Class Action, nor any claims as a common shareholder of BCI outside of any certified common shareholder class action of which it may be found to be a member.

This agreement is subject to the approval of the Ontario Superior Court of Justice in accordance with BCI’s Plan of Arrangement.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI’s intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca